EXHIBIT 99.1

Inventiva reports 2025 First Quarter Financial Informationˆ

  Cash and cash equivalents at €67.9 million

Daix (France), New York City (New York, United States), May 23, 2025 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today reported financial information for the first quarter of 2025, including its cash, cash equivalents and revenues.

Key Financial Results

Cash, cash equivalents and deposits

As of March 31, 2025, the Company’s cash and cash equivalents amounted to €67.9 million, compared to €96.6 million as of December 31, 2024.

The decrease of €28.7 million is   primarily due to the net cash used in operating activities related to the planned lanifibranor development program.

Considering its current cost structure and forecasted expenditures, these cash and cash equivalents, combined with the gross proceeds of €115.6 million (net proceeds of €108.5 million) received following the settlement on May 7, 20252 of the second tranche of the previously-announced structured financing of up to €348 million3, and taking into account the anticipated receipt of the $10 million (gross proceeds) milestone payment from Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”) within 30 days of the closing of the second tranche of the structured financing mentioned above, and the anticipated completion of the Company's pipeline prioritization plan which is currently being implemented, the Company estimates that its cash and cash equivalents should allow it to fund its operations as currently planned until the end of the third quarter of 20264.

The Company will need to raise additional funds to achieve its long-term objectives for the development and potential commercialization of lanifibranor through other potential public offerings or private placements and potential strategic options such as business development partnerships, merger and acquisition transactions and/or licensing agreements.

Revenues

The Company did not recognize revenues for the first quarter of 2025, in line with the first quarter of 2024.

Main areas of progress in the R&D portfolio and corporate update

  On May 19, 2025, the Company received authorization from the French labour authorities (DREETS) to implement the pipeline prioritization plan and reorganization presented to the workers council in February 2025. The layoffs will take effect from May 23, 2025.
  On April 1, 2025, the Company announced the completion of enrollment of its pivotal Phase 3 clinical trial, NATiV3, evaluating lanifibranor in patients with MASH.
  On February 20, 2025, Inventiva and Hepalys Pharma, Inc., announced the initiation of the clinical development program of lanifibranor in Japan with the dosing of the first participant in a Phase 1 trial.

Recent scientific publications

  On April 24, 2025, publication of a collaboration with Dr. Jérôme Boursier in the peer-reviewed medical journal Clinical Gastroenterology and Hepatology, of an analysis on new non-invasive biomarker signatures predictive of histology response following treatment with lanifibranor in patients with MASH and fibrosis.
  On February 26, 2025, the Company announced the publication of a grant-supported collaboration with Ghent University Hospital researchers in Biomedicine & Pharmacotherapy of the results from a preclinical study showing improvement of portal hypertension with lanifibranor treatment.
  On January 29, 2025, Inventiva announced the publication in Journal of Hepatology of the results of the investigator-initiated proof-of-concept clinical trial led by Dr. Kenneth Cusi, demonstrating improvement of hepatic, muscle and adipose tissue insulin resistance in patients with MASLD and T2D treated with lanifibranor.

Anticipated potential key milestones

  Topline results of NATiV3 – expected in the second half of 2026

Next financial results publication

  Revenues and cash and cash equivalents for the first half of 2025: Tuesday, July 29, 2025 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Relations media inventiva@brunswickgroup.com +33 1 53 96 83 83	ICR Healthcare Patricia L. Bank Relations investisseurs patti.bank@icrhealthcare.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, unaudited financial results for Inventiva’s three months ended March 31, 2025, forecasts and estimates with respect to Inventiva’s cash resources and expenses, including expectations and assumptions in connection with Inventiva’s estimated cash runway, Inventiva’s review of potential financing and strategic options, their outcome and likelihood of success, Inventiva’s expectations regarding the CTTQ License Agreement, including the potential receipt of milestones payments thereunder and the timing thereof, the potential benefits of pipeline prioritization plan and related workforce reduction and the timing and completion thereof, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial with lanifibranor in patients with MASH,  including design, duration, timing, costs, timing and the impact of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on the result thereof, and regulatory matters with respect thereto, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, , potential regulatory submissions, approvals and commercialization, and Inventiva’s pipeline development plans, future activities, expectations, plans, growth and prospects of Inventiva, the results of the review of potential financing or strategic transactions, if any,. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management’s beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all.  Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the SUSAR on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva’s future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva’s and its partners’ clinical trials may not support Inventiva’s and its partners’ product candidate claims, Inventiva’s expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including whether the plan will be implemented and the timing, potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva’s and its partners’ control, Inventiva’s product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners’ business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in law and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. The review of potential financial and strategic options may not result in any particular action or transaction being pursued, entered into or consummated, and there is no assurance as to the timing, sequence or outcome of any action or transaction or series of actions or transactions. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025, and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors” and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Non-audited financial information.
2 Cf. press release date May 5, 2025
3 Cf. press release date October 14, 2024
4 This estimate is based on the Company’s current business plan, taking into account the anticipated completion of the Company's pipeline prioritization plan and excludes any potential milestones payable to or by the Company (other than the anticipated milestone payment from CTTQ referenced herein) and any additional expenditures related to other product candidates or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.

Attachment

  Inventiva - PR - Q1 2025 - EN - 05 23 2025 (https://ml-eu.globenewswire.com/Resource/Download/4ce2638d-40be-43b8-bd23-ae1956b10f72)